As filed with the Securities and Exchange Commission on February 18, 2003

                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                                    FORM 6-K


                        REPORT OF FOREIGN PRIVATE ISSUER
                        PURSUANT TO RULE 13a-16 OR 15d-16
                    UNDER THE SECURITIES EXCHANGE ACT OF 1934

                           For the Month of March 2003

                         Commission file number: 0-30524

                        Industriforvaltnings AB Kinnevik
             (Exact name of Registrant as specified in its charter)

                   Kinnevik Industrial Management Corporation
                 (Translation of Registrant's name into English)

                                     SWEDEN
                 (Jurisdiction of incorporation or organization)

               Skeppsbron 18, Box 2094, S-103 13 Stockholm, Sweden
                    (Address of principal executive offices)




         Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

                Form 20-F ...X...       Form 40-F ......

         Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                   Yes ......              No ...X...

                    [INDUSTRIFORVALTNINGS AB KINNEVIK LOGO]

Skeppsbron 18                                          (Publ) Org nr 556001-9035
Box 2094, 10313 Stockholm                                     Sate Fagersta
Tel 08-562 000 00                                            Fax 08-20 37 74



FOR IMMEDIATE RELEASE                                              17 March 2003





               DELISTING OF AMERICAN DEPOSITARY SHARES FROM NASDAQ



Industriforvaltnings AB Kinnevik today announced that it has requested that its series A and series B American Depositary Shares be delisted from the NASDAQ National Market with effect from the close of trading on Friday 21 March 2003. This request follows the filing on Friday 14 March 2003 of a certification and notice of termination with the U.S. Securities and Exchange Commission for the voluntary deregistration of the Company's ADSs under the Securities Exchange Act of 1934, as amended.

These actions will not affect the continuing listing of Kinnevik's series A and series B shares on the Stockholm Stock Exchange. The Company will also continue to make filings as required by the Securities Exchange Act of 1934, as amended, until the close of trading on Friday 21 March 2003.

Kinnevik's shares were registered with the SEC and listed on NASDAQ in 2000 in the form of series A and series B ADSs, each representing one ordinary series A and one ordinary series B share respectively. At such time as the ADSs are delisted from NASDAQ, registered holders of series A and series B Kinnevik ADSs will be contacted by the Company's Depositary Bank in respect of the ADSs, The Bank of New York, with instructions regarding how to proceed.



For further information, please contact:
Vigo Carlund, CEO, Industriforvaltnings AB Kinnevik       tel: +46 8 5620 0000
Matthew Hooper, Investor & Press Relations                tel: +44 20 7321 5010

                                   SIGNATURES
         Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


                                            INDUSTRIFORVALTNINGS AB KINNEVIK



Date:  March 17, 2003

                                            By /s/ Vigo Carlund
                                               ---------------------------------
                                               Name:  Vigo Carlund
                                               Title: Chief Executive Officer